UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.  2)

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Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement
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☐	Definitive Proxy Statement
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☐	Soliciting Material under §240.14a-12

GUIDANCE SOFTWARE, INC.
(Name of Registrant as Specified In Its Charter)

SHAWN H. MCCREIGHT JOHN P. COLBERT JONATHAN R. MATHER MICHAEL J. MCCONNELL ROBERTO MEDRANO
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SHAWN H. MCCREIGHT

3060 San Pasqual Street

Pasadena, CA 91107

March           , 2016

Dear Fellow Stockholder:

Shawn H. McCreight and the other participants in this solicitation (collectively, “Participants,” “our,” or “we”) are the beneficial owners of an aggregate of 9,131,384 shares of common stock of Guidance Software, Inc. (“Guidance Software” or the “Company”), representing approximately 29.8% of the Company’s outstanding shares of common stock. We are greatly concerned with the recent shift in the Company’s focus away from its core cyber-security products as well as ongoing oversight and governance issues at the Board level, and our goal is to help determine the best course of action to maximize long term value for all stockholders.

We have little trust and confidence that the existing Board and CEO will maximize the value of the Company I founded nearly 20 years ago. Thus, we are seeking your support at the upcoming 2016 annual meeting of stockholders of the Company to be held at The Hilton Pasadena, 168 South Los Robles Avenue, Pasadena, CA 91101, San Marino Room, Lobby Level on May 11, 2016 at 8:30 a.m. Pacific Daylight Time, for the following purposes:

1.              To elect Shawn H. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano to hold office until the Company’s 2017 annual meeting of stockholders and until their successors are elected and duly qualified.

2.              To ratify the selection of Ernst & Young LLP as the Company’s independent registered public accountants for the year ending December 31, 2016.

3.              To consider and vote upon the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan, as amended.

4.              To approve Mr. McCreight’s stockholder proposal to amend the Company’s Fourth Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders.

5.              To transact such other business as may properly come before the 2016 annual meeting or any adjournments or postponements thereof.

We urge you to consider carefully the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about March            , 2016. If you have already voted against the proposals described in the attached Proxy Statement, you may exercise your right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the annual meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us. Its address and toll-free number are listed on the following page to offer you help in casting your vote.

Sincerely,

Shawn H. McCreight

YOUR VOTE IS IMPORTANT

Please mark, sign and date your GOLD proxy card and return it promptly in the enclosed envelope, whether or not you plan to attend the meeting. If you own shares in a brokerage account, your broker cannot vote your shares without your instructions. Therefore, it is imperative that you exercise your right as a stockholder and vote the GOLD card.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of our proxy materials, please contact Okapi Partners LLC:

1212 Avenue of the Americas, 24th Floor

New York, N.Y. 10036

Stockholders Call Toll-Free at: 877-274-8654

PRELIMINARY PROXY STATEMENT

SUBJECT TO COMPLETION

DATED MARCH 30, 2016

GUIDANCE SOFTWARE, INC.

PROXY STATEMENT

OF

SHAWN H. MCCREIGHT

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card (the “Proxy Card” or “Proxy”) are being furnished by (1) Shawn H. McCreight, a United States citizen (the “Nominating Stockholder,”), (2) John P. Colbert, a United States citizen, (3) Jonathan R. Mather, a United States citizen, (4) Michael J. McConnell, a United States citizen and (5) Roberto Medrano, a United States citizen (Mr. Medrano, with Messrs. McCreight, Colbert, Mather and McConnell, collectively, the “Stockholder Nominees,” the “Participants,” “we,” or “us”) in connection with the solicitation of proxies (the “Proxy Solicitation”) from the stockholders of Guidance Software, Inc. (“Guidance Software” or the “Company”).

We ask for your support at the Company’s upcoming 2016 Annual Meeting of Stockholders to be held at The Hilton Pasadena, 168 South Los Robles Avenue, Pasadena, CA 91101, San Marino Room, Lobby Level on May 11, 2016 at 8:30 a.m. Pacific Daylight Time (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). Specifically, we are seeking your support with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

1.              To elect Shawn H. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano to hold office until the Company’s 2017 annual meeting of stockholders and until their successors are elected and duly qualified.

2.              To ratify the selection of Ernst & Young LLP as the Company’s independent registered public accountants for the year ending December 31, 2016.

3.              To consider and vote upon the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan, as amended.

4.              To approve Mr. McCreight’s stockholder proposal to amend the Company’s Fourth Amended and Restated Bylaws (the “Bylaws”) to permit stockholders to call special meetings of stockholders.

5.              To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

We are seeking to change a majority of the Board. Through this Proxy Statement and enclosed GOLD Proxy Card, we are soliciting proxies to elect the Stockholder Nominees. The Board is currently composed of seven authorized directors, six of whom are up for election at the Annual Meeting. According to the Company Statement (as defined below), the Board has fixed the number of directors at six effective as of the Annual Meeting.

At the time of our stockholder nominations, which were submitted prior to the Company’s deadline in its Amended and Restated Bylaws, the size of the Board was five directors, and we nominated five nominees — the maximum number that we could nominate for the Annual Meeting. Subsequent to the stockholder nomination submission deadline, the Board expanded its size to seven directors. Because we are nominating a majority of the present size of the Board, we cannot permit stockholders to vote for any of the Company’s nominees on our GOLD Proxy Card. If the Board size remains at six directors, at a minimum, one Company director receiving the highest votes will be elected. We reserve the right to make additional nominations to complete the slate. The names, backgrounds and qualifications and other information for the Company’s nominees can be found in the Company’s preliminary proxy statement for the Annual Meeting, as filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2016 , as revised and re-filed with the SEC on March 25, 2016 (the “Company Statement”). There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

Further, in advance of the Annual Meeting, we submitted a stockholder proposal to the Company relating to improved corporate governance for consideration by the Company’s stockholders at the Annual Meeting; the Company has included such proposal in the Company Statement but has asked stockholders to vote against it.  However, we believe it is crucial to improve the Company’s corporate governance and responsiveness to stockholder concerns.

The Company has fixed the close of business on March 18, 2016 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.  According to the Company Statement, only holders of record of shares of the Company’s common stock (“Common Stock”) or unvested shares of the Company’s restricted stock at the close of business on March 18, 2016 (the Record Date) will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. According to the Company Statement, as of March 8, 2016, the Company had 30,607,000 total shares of Common Stock and unvested shares of restricted stock that were outstanding and are entitled to vote. Each holder of record of such shares will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.  If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares after the Record Date.

As of the date hereof, the Participants in this Proxy Solicitation, beneficially owned 9,131,384 shares, which represents approximately 29.8% of the outstanding shares (based upon the 30,607,000 shares outstanding as of March 8, 2016 as reported in the Company Statement). We intend to vote such shares “FOR” the election of the five director nominees named in this proxy statement; “FOR” the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016; “FOR” the approval of the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan, as amended; and “FOR” Mr. McCreight’s stockholder proposal to amend the Company’s Fourth Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders.

Each of the Stockholder Nominees disclaims any membership in any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). None of the Participants, other than Mr. McCreight and Mr. McConnell, directly or indirectly owns any shares, and each Participant disclaims beneficial ownership of any shares beneficially owned by any other Participant.  Mr. McCreight is a Trustee of the McCreight Living Trust UA 31-Mar-06, which directly owns 9,086,384 shares of Common Stock representing 29.68% of all of the outstanding shares of the Company, and may be deemed to be a beneficial owner of such shares.  Mr. McConnell directly owns 45,000 shares of Common Stock, representing less than 1% of all of the outstanding shares of the Company.  The aforementioned percentages are based on the 30,607,000 shares of the Company outstanding as of the Record Date, as reported by the Company in the Company Statement.

IMPORTANT

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING THE PERSONS NAMED AS PROXY ON THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE PARTICIPANTS URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES.

If your shares are registered in your own name, please sign and date the enclosed GOLD Proxy Card and return it to Okapi Partners LLC (“Okapi Partners”), which is assisting us, in the postage-paid enclosed envelope today.

If your shares are held in a brokerage firm, bank, custodian or other institution (i.e., held in “street name”), only such firm, custodian or other institution can sign a GOLD Proxy Card with respect to your shares and only upon receipt of specific voting instructions from you. You are considered the beneficial owner of the shares, and these proxy materials, together with a GOLD Proxy Card or voting instruction form, are being forwarded to you by your broker or bank.  Your broker or bank cannot vote your shares on your behalf without your instructions. Accordingly, you should complete any GOLD voting instruction form you receive from your brokerage firm, bank, custodian or other institution and/or contact the person responsible for your account and give instructions that the GOLD Proxy Card be completed, signed and dated for your shares.  Further, the Participants urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Shawn H. McCreight, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Depending upon your broker or custodian, you may be able to vote in ways other than by submitting the GOLD proxy card. Please refer to the voting instruction form from your broker or custodian for instructions on how to vote in other ways. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card or voting instruction form.

ONLY THE LATEST DATED PROXY CARD WILL COUNT. WE URGE YOU NOT TO SIGN ANY PROXY CARD THAT MAY BE SENT TO YOU BY THE COMPANY (THE WHITE CARD).

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you return management’s white proxy card marked “withhold” as a protest against the Company’s director nominees, it will revoke any proxy card you may have previously sent to us.

If you have already sent in a white proxy card furnished by the Company’s management or the Board, you may revoke that proxy and vote for the Stockholder Nominees by (i) completing, signing, dating and returning the postage-paid enclosed GOLD Proxy Card, (ii) by delivering a written notice of revocation, or (iii) by voting in person at the Annual Meeting.

You can vote for the Stockholder Nominees only on the GOLD Proxy Card, so please make certain that the latest dated Proxy Card you return is the GOLD Proxy Card. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

Execution and delivery of a proxy by a record holder of shares will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

The proxy materials that the Participants are providing stockholders include this Proxy Statement and the accompanying GOLD Proxy Card, which are also available online at www.okapivote.com/GUID. Stockholders may request additional copies, free of charge, from Okapi Partners at the contact information below. For information on how to access the Company’s filings with the SEC, including the Company’s annual report for the fiscal year ended December 31, 2015, please see “Certain Information Regarding the Company” at page            .

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR GOLD PROXY CARD, NEED ADDITIONAL COPIES OF OUR PROXY MATERIALS, OR OTHERWISE REQUIRE ASSISTANCE, PLEASE CONTACT:

1212 Avenue of the Americas, 24th Floor

New York, N.Y. 10036

Stockholders Call Toll-Free at: 877-274-8654

This Proxy Statement and GOLD Proxy Card are Available at:

www.okapivote.com/GUID

Please sign, date and return the enclosed GOLD Proxy Card in the enclosed postage-paid envelope today.

The date of this Proxy Statement is March              , 2016. This Proxy Statement and the enclosed GOLD Proxy Card are first being sent or given to stockholders on or about March             , 2016.

REASONS FOR THIS SOLICITATION

We want to maximize long term value to stockholders.

The Company’s share price has declined by approximately 46% during the period from January 2, 2015, the first trading day of the 2015 year (closing per share price of $7.01) to February 10, 2016, the date on which the Nominating Stockholder delivered a letter to the Company submitting nominations of five persons for election to the Board and a proposal to improve the Company’s direct accountability to stockholders (closing per share price of $3.80). The per share closing price on March 24, 2016, the last trading day before we filed our revised preliminary proxy statement, was $4.18, a 40% decline from January 1, 2015.

We believe that this huge share price decline results from decisions by the Board, including ongoing oversight and governance issues at the Board level, over Mr. McCreight’s objections. Such decisions also include changes to the senior management team and the Company’s shift in strategy, particularly its focus away from its core cyber-security products and a series of changes to its product road-map, pricing policies and sales channel strategy. According to the Company’s latest filing on Form 10-K, filed with the SEC on February 25, 2016, total revenues for the 12-month period ended December 31, 2015, declined by 1.5%, compared to the 12-month period ended December 31, 2014, and the Company suffered a net loss per share of $0.51 in that period.

Moreover, to date, the Company and the Board have not provided financial guidance for 2016. In our view, the Company should provide financial guidance for 2016 and we urge the Company to do so as soon as possible. Without a financial forecast, we believe the stockholders cannot evaluate, measure and hold this Board and management team accountable. We are pursuing changes to the Board because this is a risk we are not willing to take, and we believe neither should you.

If elected, our Stockholder Nominees will immediately direct management to refocus the Company’s products on the rapidly growing cyber-security market. We will take a fresh look at the Company’s sales and marketing strategy and costs in all key areas of the Company’s operations with the goal of establishing a strong and profitable foundation for the business.  Finally, if elected, our Stockholder Nominees will also immediately hire a financial advisor (and publicly disclose its identity once hired) to assist the reconstituted Board in exploring all strategic alternatives, including a merger or business combination with another company or a sale of all or substantially all of the assets of the Company, in order to maximize the value of Guidance Software.

Time is of the essence. We think risk increases every day that the Company fails to concentrate on the rapidly evolving cyber-security market. We fear that losses will continue to mount if this Board wastes more and more time and money fighting the Nominating Stockholder, instead of focusing on driving the Company to profitable growth. We believe the Stockholder Nominees have the industry experience, technical knowledge, and financial skill set to effect fundamental changes to strategy, execution and governance. Our goal is to maximize long term value for all stockholders. The stockholders of Guidance Software need to send a message demanding significant change, without which, we believe, they will likely experience further declines in the value of their investment.

BACKGROUND OF THE PROXY SOLICITATION

Mr. McCreight founded Guidance Software, Inc. in November 1997 and served as Chairman of the Board of Directors since the Company’s inception until January 2016. From January 2003 to January 2016, Mr. McCreight also served as Chief Technology Officer. Prior to January 2003, Mr. McCreight served as Founder and Chief Executive Officer. Mr. McCreight currently serves on the Company’s Board.

During 2015, after Mr. Dennis was appointed President and Chief Executive Officer, Mr. McCreight became concerned with the strategic direction of the Company, particularly its focus away from its core cyber-security products and ongoing oversight and governance issues at the Board level.  On November 15, 2015, Mr. McCreight announced his concerns to Mr. Dennis and certain members of the Board, along with his recommendations for amelioration, including adding new independent directors to the Board and engaging a financial advisor to assist the Board and management in exploring strategic alternatives, such as a merger or sale of the Company.  On November 16, 2015, the Company announced that all day-to-day engineering and product development responsibilities of Mr. McCreight were transferring to Ken Basore, Senior Vice President of Product Engineering, while Mr. McCreight remained employed as the Chief Technology Officer.

In subsequent dates, Mr. McCreight continued to discuss his recommendations with Mr. Dennis. As a result of these discussions, Mr. McCreight and Mr. Dennis interviewed prospective candidates for the Board and discussed strategic alternatives involving a merger or sale of the Company.

On January 8, 2016, Mr. McCreight was asked to join management and outside counsel for a meeting the purpose of which had not been identified in advance.  During that meeting, Mr. MrCreight was informed for the first time that he should resign as an officer and director of the Company or he would otherwise be terminated as an officer by the Company.

On January 13, 2016, Mr. McCreight and the Company entered into a separation agreement pursuant to which Mr. McCreight ceased to be an employee of the Company.  On January 15, 2016, the Board voted to replace Mr. McCreight as Chairman of the Board.

On February 9, 2016, following a regularly scheduled in-person meeting of the Company’s Board, Mr. McCreight informed the Board that absent an agreement on a new slate of directors, Mr. McCreight intends to engage in a proxy contest for the upcoming Annual Meeting. No agreement was reached.

On February 10, 2016, Mr. McCreight delivered a Stockholder Nomination and Proposal Letter (the “Letter”) to the Company submitting (i) a stockholder proposal to amend the Company’s bylaws to permit holders of at least 15% of the Company’s shares to request a special meeting of stockholders, in order to improve the Company’s direct accountability to stockholders (Proposal 4 of this Proxy Statement) and (ii) stockholder nominations of five persons for election to the Board at the Company’s 2016 Annual Meeting of the stockholders (Proposal 1 of this Proxy Statement).  On February 11, 1016, Mr. McCreight also issued a press release containing an open letter to stockholders of the Company, discussing the Letter and highlighting the need for change at the Company.

On February 11, 2016, the Company issued a press release in response to Mr. McCreight and stated that it is carefully evaluating the proposal filed by Mr. McCreight.  Then, on February 25, 2016, the Company announced the Board’s resolution to increase the number of its members to seven and appoint Mssrs. Reynolds C. Bish and Wade W. Loo to serve as directors of the Company until the next meeting of the stockholders of the Company.

On February 25, 2016, Mr. McCreight issued a press release containing an open letter to the stockholders of the Company, expressing concerns stemming from a consulting arrangement between the Company and a former director.

On March 16, 2016, the Company filed its preliminary proxy statement.  On March 17, 2016, the Company re-filed its preliminary proxy statement. On March 21, 2016, we filed our preliminary proxy statement. On March 25, 2016, the Company filed its revised proxy statement.

As further described in “Litigation,” on March 18, 2016, the Company filed a complaint against Mr. McCreight in the Superior Court of the State of California for the County of Los Angeles, alleging that Mr. McCreight has breached his separation agreement with the Company by engaging in a proxy contest and seeking monetary and injunctive relief.   On March 18, 2016, the Company also filed a Demand for Arbitration with the American Arbitration Association against Mr. McCreight in connection therewith.

PROPOSAL 1

ELECTION OF DIRECTORS

We are seeking your support at the Annual Meeting to elect our five Stockholder Nominees: Shawn H. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano.

The Board currently consists of seven authorized directors whose terms will expire at the Annual Meeting.  According to the Company Statement, the Board has fixed the number of directors at six effective as of the Annual Meeting, and the Company has nominated the six directors for election at the Annual Meeting. Because the Board size increased to seven directors subsequent to the deadline for the submission of director nominations by stockholders, we are seeking your support to elect our five Stockholder Nominees in opposition to the Company’s nominees at the Annual Meeting. If elected, our five Stockholder Nominees would replace five of the Company’s directors and would constitute a majority of the current Board.

According to the Company’s filing with the SEC on Form 8-K on March 23, 2016, the Compensation Committee of the Board approved on March 18, 2016, amendments to the employment agreements between the Company and Mr. Dennis (the current President and Chief Executive Officer), and between the Company and Mr. Plaga (the current Chief Financial Officer and Chief Operating Officer) (the “Amendments”).  The Amendments modified certain severance terms of such arrangements, among them modifying the definition of a “Change in Control” to include generally a change in the majority of the Board.  Thus, if our Stockholder Nominees constitute a majority of the Board following the Annual Meeting, such an event would constitute a “Change in Control.” Absent a termination by the Company of either Mr. Dennis or Mr. Plaga within 18 months of such “Change in Control” date, however, the “Change in Control” by itself will not trigger any payments under the Amendments.  The Company has not disclosed in the Company Statement any other payments triggered by a change in the majority of the Board.

By submitting the GOLD proxy card, you will not be able to vote for one director position for which only the Company is soliciting proxies. However, because of the plurality voting standard set forth in the Company’s Amended and Restated Bylaws, the six individuals receiving the highest number of “FOR” votes will be elected at the Annual Meeting. There is no assurance that any incumbent Company directors will serve as a director if one or more of our Stockholder Nominees are elected to the Board. You should refer to the Company Statement for the names, background, qualifications and other information concerning the Company’s nominees. The nominations of our Stockholder Nominees were made in a timely manner and in compliance with the Company’s governing instruments.

We do not expect that any of the Stockholder Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Stockholder Nominees should occur unexpectedly because a Stockholder Nominee is unable to serve or for good cause will not serve, the shares of Common Stock or unvested shares of restricted stock represented by the GOLD proxy card will be voted for a substitute candidate selected by us, to the extent permissible. We specifically reserve the right to nominate additional persons, to the extent permissible, including in the event that the Company increases the size of the Board above its existing size or makes changes to its Board by nominating individuals that are not presently serving as directors. If we decide to add nominees, we will supplement this Proxy Statement.

Information about each of the Stockholder Nominees is listed below.

Shawn H. McCreight, 50

Mr. McCreight founded Guidance Software, Inc. in November 1997 and served as Chairman of the Board of Directors since its inception until January 2016.  From January 2003 to January 2016, Mr. McCreight also served as Chief Technology Officer.  Prior to January 2003, he served as Founder and Chief Executive Officer. Mr. McCreight currently serves on the Company’s Board.

Mr. McCreight founded Guidance Software, Inc. in order to create new technologies to help forensic and cyber-security investigations work with unprecedented power and speed.  Over the years, his vision of what is possible with their technology has expanded. The company’s products now reach over 25 million endpoints, and their software and methods are the gold standard for forensic, cyber-security and eDiscovery investigations worldwide.

In addition to his experience at the company, Mr. McCreight has extensive experience in designing and developing software programs and applications, including the original development of the company’s EnCase® software.

Mr. McCreight received a B.A. in Physics from University of California, Berkeley.

John P. Colbert, 50

Mr. Colbert is an experienced executive and former CEO and Director of Guidance Software, Inc., where he served from 1999 to 2008 (from 2004 to 2008 as CEO and Director).  Mr. Colbert led the company through the process of going public, from the initial decision, to the evaluation and selection of advisors, through the audits and negotiations, and finally the road show where he and his team oversubscribed the book by four times.

Mr. Colbert continued to lead the company as CEO and Director after the IPO wherein he provided quarterly guidance to investors and held quarterly shareholder and Board meetings.  In preparation for the IPO, Mr. Colbert led the company through intense audits, implementation of professional corporate governance, and internal controls and SARBOX 404 compliance, while keeping employees motivated and focused.  With a strong executive management team and a company built on client success, the stock price increased during his tenure adding value to shareholders. Specifically, the Company’s stock price increased by 12% from December 8, 2006, the date on which Guidance Software became a public company, through December 3, 2007, the date on which Mr. Colbert resigned as CEO and Director.

After leaving Guidance Software, Inc., Mr. Colbert served at various positions in numerous companies, including from June 2015 until January 2016 as President at Digital Six Laboratories, LLC, a company specializing in advancing the monitoring of remote equipment, devices, or conditions through innovative hardware technology.  In that position Mr. Colbert was responsible for strategic development, business development, client relationships, establishing distributor and partner relationships, finances, and general operational duties.  Mr. Colbert was also responsible for establishing and executing sales and marketing strategies for new and existing products, and software development.

Mr. Colbert has served as a Principal of Oh, Sweet Liberty! PR, LLC since July 2013, and as an advisory board member of Forward Foundations, LLC since November 2013.  From 2010 to 2014, Mr. Colbert served as a consultant to American Women Media, LLC.

Mr. Colbert also has 14 years of law enforcement experience with the Los Angeles County Sheriff’s Department with more than five years as a senior investigator.

Mr. Colbert received a B.S. in Business Administration: Economics, summa cum laude, from Liberty University.

Jonathan R. Mather, 65

Mr. Mather has served as a consultant to private equity firms and startup companies since 2011 and has served in executive roles for public and privately held companies.  Mr. Mather serves as Chairman of the Audit Committee of the Board of Directors of Spark Networks, Inc. (NYSE: LOV).  Mr. Mather is an “audit committee financial expert” as defined under Item 407(d) of Regulation S-K.

From 2006 until July 2011, Mr. Mather served as Chief Financial Officer of ARC Document Solutions (NYSE: ARC), a reprographics company.  At that post Mr. Mather was also responsible for the evaluation, negotiations, due diligence and completion of 34 acquisitions in North America, one in the U.K. and three in China.  Mr. Mather worked closely with the CEO of ARC in transitioning the company from a decentralized analog service company to a centralized digital service company, and right-sizing the company to maintain profitability and positive cash flow.  While at ARC, Mr. Mather successfully closed a pro rata debt offering with a syndicate of 14 banks and a high yield debt offering, each at favorable terms despite turbulent financial markets.

Previously, Mr. Mather served as Chief Financial Officer of Netgear, Inc. (NASDAQ: NTGR), a designer, developer and marketer of networking products for home and small business use, from 2001 to 2006.  There, he partnered with the founder and CEO of NTGR in setting strategic direction, led the internal operations and successfully turned around the company to profitable double-digit revenue growth, creating over $600 million in value to shareholders.  Mr. Mather also led a successful IPO in July 2003 and a subsequent secondary offering, implemented new SOX requirements, and carried out regular investor presentations to educate the market about NTGR and its value.  He was responsible for all finance, IT, HR and legal functions of this fast-growing global public company.

From 1995 to 1997, Mr. Mather served as the Chief Financial Officer (and also Chief Operating Officer from 1997 to 1998) of Applause Inc., a consumer products company, where he successfully led a turnaround of the company from operating at losses to consecutive years of revenue growth and profitability.  He also facilitated a sale of the company, creating more than $100 million in shareholder value.  In 1998 Mr. Mather joined the new owners as the President and Chief Executive Officer of Applause.  In 2000, a weak year for toy license business (the most significant driver of Applause’s revenue), Mr. Mather led the company and its employees through the difficult time, culminating in the sale of the company to its former head.

Mr. Mather began his career in public accounting, working for four years with Coopers & Lybrand International (now part of PricewaterhouseCoopers LLP) and for two years with Ernst & Young.  Mr. Mather is a Certified Management Accountant (CMA) and is also a chartered accountant from the Institute of Chartered Accountants in Sri Lanka, where Mr. Mather received his undergraduate B.A. degree equivalent.  Mr. Mather received an M.B.A. from Cornell University, New York, in 1983.

Michael J. McConnell, 50

Mr. McConnell, in addition to being a private investor, serves as Chairman of the Board of Directors of Spark Networks, Inc. (NYSE: LOV).  From August 2011 to November 2014, Mr. McConnell served on the Board of Directors of Redflex Holdings, Limited, an Australian Stock Exchange (ASX)-listed developer and manufacturer of digital photo enforcement solutions and as its Interim Non-Executive Chairman from February 2012 to February 2013. From 2009 to 2012, Mr. McConnell served as the Chief Executive Officer of Collectors Universe, Inc., a NASDAQ-listed provider of third-party authentication and grading of high value collectibles. Mr. McConnell served on the Board of Directors of Collectors Universe from 2007 to 2013.  From 1994 to 2007, Mr. McConnell served as a Managing Director of Shamrock Capital Advisors, an investment manager of both domestic and international alternative asset funds in public equities, real estate and private equity, where he led a $1.2 billion direct investment fund.

Mr. McConnell has served on numerous public and private company boards in the United States, Australia, New Zealand and Ireland over his career. From March 2014 to August 2014, he served as a Non-Executive Director of Vitacost.com, (an e-commerce supplier of nutritional and organic health and grocery products).  From August 2011 to November 2012, he served as Non-Executive Director of PaperlinX Limited, an ASX-listed international merchant of paper, communication materials and diversified products and services. From November 2009 to January 2012, he served as a Non-Executive Director of MRV Communications, a worldwide supplier of communications equipment and services to carriers, governments and enterprise customers worldwide.

Mr. McConnell received his B.A. in Economics from Harvard University in 1988 and his M.B.A. degree (Shermet Scholar) from the Darden School of the University of Virginia in 1994.

Roberto Medrano, 59

Mr. Medrano is a recognized executive in the information technology fields of internet security, governance, compliance, software, cloud integration, API security and API management.  Mr. Medrano has been a security pioneer by working in the early phases of the firewall, content security, and security policy segments of the security market.  Based on his work in Internet security, Mr. Medrano was selected as a participant in President Clinton’s White House Security Summit on cyber security, which brought together influential technology industry leaders and senior administration and Cabinet officials.  Mr. Medrano was founder and Board member for Information Technology Information Sharing and Analysis Center (IT-ISAC).  He also participated in the National Cyber Security Summits, The White House National Strategy to Secure Cyberspace, and several President’s National Security Advisory Committee Summits.

Mr. Medrano has extensive general management and marketing experience with start-ups and large companies.  Mr. Medrano was one of the top 100 Sr. Executives at Hewlett Packard (HP).  At HP he was General Manager of HP Software.  As Division general manager for HP, Medrano served a vital role as head of HP’s key strategic emerging businesses with some of these efforts included Internet security, middleware, management, web services, CRM, and E-commerce. Mr. Medrano was CEO of PoliVec, a security policy automation company.  Mr. Medrano was president of Finjan (FNJN), a leading security software firm.  He also served as vice president of Milkyway Networks (IPO 1996), a firewall pioneer, he was VP at Avnet Inc (AVT) and an executive at Sun Microsystems Inc.  Currently Mr. Medrano is Executive VP and investor at Akana.

Mr. Medrano has been on the board of directors or board of advisors for more than 20 companies and organizations among others, including: Clearpath Networks (from 2013 to 2016); Hispanic-Net (from 2001 to 2012); Arcot (Acquired by CA), Aventail (acquired by SonicWall, acquired by Dell), Encentuate (Acquired by IBM), Netscaler (Acquired by Citrix), Bigfix (Acquired by IBM), AirZip (Acquired by Willow Tech), Confluent Software (acquired by Oblix/Oracle), PivX (IPO 2004), Polivec, Sand Hill IT Security (reverse IPO with EdgeWave), JackBe (acquired by SoftwareAG), NAFINSA, Bancomext.

Mr. Medrano holds a master’s degree in business administration from the University of California at Los Angeles (UCLA), a Master of Science degree in electrical engineering from the Massachusetts Institute of Technology (MIT) and a Bachelor of Science degree in electrical engineering from the University of Southern California (USC).

*              *              *

The business address of each of the Stockholder Nominees is c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

We believe that each of the Stockholder Nominees, other than Mr. McCreight, qualifies as an “independent director” under the NASDAQ Listing Rules, and we have no knowledge of any facts that would prevent a determination that each of the Stockholder Nominees is independent. Mr. McCreight is not considered independent because he was previously employed by the Company.

Except for Mr. McCreight, who received $325,000 in salary and $9,000 in 401(K) matching contributions, in each case as an employee of the Company in 2015, none of the Stockholder Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.  In addition, on January 15, 2016, the Company entered into a separation agreement with Mr. McCreight in connection with his separation of employment from the Company, pursuant to which the Company paid Mr. McCreight a one-time severance payment of $325,000.

In addition, the Nominating Stockholder has agreed to compensate each Stockholder Nominee, except for the

Nominating Stockholder, as follows: $10,000 if such Stockholder Nominee is not elected as a director at the Annual Meeting; and $40,000 if such Stockholder Nominee is elected as a director at the Annual Meeting.  The Nominating Stockholder also has agreed to pay Mr. McConnell an additional amount of up to $50,000 if a majority of the Company’s new board of directors is comprised of the Stockholder Nominees, or if the Nominating Stockholder achieves satisfactory settlement with the Company, subject to other terms and conditions as agreed.  We intend to seek reimbursement of these costs from the Company, including without limitation the aforementioned compensation, and fees and costs of counsel and other professional advisors.

Each of the Stockholder Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee directors. The compensation currently paid by the Company to its non-employee directors is described in the Company Statement. Other than as stated in this Proxy Statement, there are no arrangements or understandings between any of the Stockholder Nominees or any other person or persons pursuant to which the nomination of the Stockholder Nominees described herein is to be made. Each of the Stockholder Nominees has consented to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected.

WE URGE YOU TO VOTE “FOR ALL” TO THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

PROPOSAL 2

COMPANY PROPOSAL TO RATIFY SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

As discussed in further detail in the Company Statement, the Audit Committee of the Board has recommended the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. According to the Company Statement, stockholder ratification of the selection of Ernst & Young LLP as the Company’s independent public accountants is not required by its Certificate of Incorporation nor its Bylaws. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 3

APPROVAL OF SECOND AMENDED AND RESTATED 2004 EQUITY INCENTIVE PLAN, AS AMENDED

As discussed in further detail in the Company Statement, the Board is asking stockholders to approve the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan (the “Plan”), as amended by the Fourth Amendment thereto (the “Fourth Amendment”), including the material terms of performance goals that may apply to awards granted thereunder intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan, as amended by the Fourth Amendment (as so amended, the “Amended Plan”), is described in more detail in the Company Statement.

WE DO NOT OBJECT TO THE COMPANY’S APPROVAL OF SECOND AMENDED AND RESTATED 2004 EQUITY INCENTIVE PLAN, AS AMENDED. WE INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 4

STOCKHOLDER PROPOSAL BY THE PARTICIPANTS TO AMEND THE COMPANY’S FOURTH AMENDED AND RESTATED BYLAWS TO PERMIT STOCKHOLDERS TO CALL SPECIAL MEETINGS OF STOCKHOLDERS UNDER THE BYLAWS

Currently, the Company’s stockholders cannot call special meetings of stockholders under the Bylaws.  Section 2.2 of the Bylaws permits only the Company’s Board, the Chairman of the Board or the Chief Executive Officer to call special meetings of stockholders. This provision limits the ability of Company’s stockholders to propose changes in the composition of the Board or act with respect to other Company initiatives or concerns at any time other than at the annual meeting of stockholders.  The ability to bring special meetings of stockholders would empower stockholders to become more effective in advocating for their best interests.

Under this proposal, Section 2.2 of the Bylaws would be deleted in its entirety and replaced with the following proposed language:

Section 2.2.  Special Meeting.  A special meeting of the stockholders may be called at any time only by the (i) Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer or (iv) stockholders owning not less than fifteen percent of the outstanding stock entitled to vote at such meeting by delivering a written request to the Secretary of the Corporation at the principal executive offices of the Corporation, which request shall set forth the purpose or purposes for which the special meeting is called. Upon receipt of any such stockholder request, it shall be the duty of the Secretary to fix the date and time of the meeting, to be held not more than 75 days following receipt of the request, and to give notice thereof. If the Secretary shall neglect or refuse to fix the date and time of the meeting, the person or persons calling the meeting may do so.

The presentation of this proposal reflects our belief that granting such a right to stockholders is good corporate governance and in the best interests of the Company and its stockholders. In establishing an ownership threshold of at least 15% in order for stockholders to request a special meeting, we believe that the proposal strikes an appropriate balance between enhancing the rights of stockholders and avoiding the costs and distractions associated with the calling of special meetings, unless a significant group of stockholders believes that the calling of a special meeting of stockholders is warranted. We understand that organizing and preparing for a special meeting involves substantial effort and expense. Accordingly, we believe that special meetings should be held only to cover special or extraordinary events, when fiduciary, strategic, or other similar considerations dictate that the matter be addressed on an expeditious basis, rather than waiting until the next annual meeting. A 15% threshold also minimizes the risk of frequent meeting requests, potentially covering agenda items relevant to particular constituencies as opposed to stockholders generally.  We believe Institutional Shareholder Services Inc. (“ISS”), a leading proxy voting advisory firm, appears to share our concerns generally about special meetings, as it has noted generally that restrictions on stockholders’ ability to call special meetings can be used as anti-takeover devices or to impede the removal of incumbent board members.

The Company asserts in the Company Statement that the amendment to the Bylaws would permit Mr. McCreight to bring proposals that are for his own benefit and do not generally serve the interest of other stockholders or the Company because, as of the date of the Company Statement’s filing, The McCreight Living Trust (of which Mr. McCreight is a trustee with the ability to exercise all voting and investment power) is the only stockholder holding more than 15% of the Company’s shares. However, the amendment would benefit any stockholder who in the future acquires more than 15% of the Company’s shares.  According to the Company Statement, for example, the Company’s second largest shareholder, PRIMECAP Management Company (“Primecap”), currently owns 14.98% of the Company’s shares. The amendment to the Bylaws would afford Primecap the same right if Primecap buys additional shares in the future or forms a group with any other stockholder.

In addition, even if the Company’s stockholders vote “FOR” the approval of this proposal, Mr. McCreight (or any stockholder holding more than 15% of the Company’s shares) will not be able to call a special meeting without an amendment to the Company’s Amended and Restated Certificate of Incorporation.  Article Nine, Section A of the Company’s Amended and Restated Certificate of Incorporation currently permits only the Board, the Chairman of the Board or the Chief Executive Officer to call special meetings of stockholders.  Nevertheless, we believe voting “FOR” this proposal will send a strong message to the Company that increased stockholder access is good corporate governance. If this proposal is approved by the stockholders, and if we are elected, we will continue to support increased stockholder access, including by proposing an amendment to Article Nine, Section A of the Company’s Amended and Restated Certificate of Incorporation to permit holders of at least 15% of the shares of the Company to be able to call special meetings of stockholders.

WE BELIEVE IT IS IMPORTANT TO AMEND THE BYLAWS TO ALLOW HOLDERS OF AT LEAST 15% OF THE SHARES TO BE ABLE TO CALL SPECIAL MEETINGS OF STOCKHOLDERS UNDER THE BYLAWS, AND WE INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only holders of record of shares of the Common Stock or unvested shares of the Company’s restricted stock at the close of business on March 18, 2016 (the Record Date) will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.  Each holder of record of such shares will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

According to the Company Statement, stockholders of record as of the Record Date will be allowed to vote their shares over the internet, by telephone, by mail or in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, we urge you to submit your proxy in advance. If you choose to submit your proxy by mail, simply mark the enclosed GOLD proxy card, and then date, sign and return it in the postage-paid envelope provided.  Stockholders holding shares through a brokerage firm, bank or other custodian will not be able to vote in person by ballot at the Annual Meeting unless they vote a “legal proxy” at the Annual Meeting obtained in advance from such brokerage firm, bank or other custodian.  Please refer to page            for information on how to vote shares held in “street name.”

The Annual Meeting will be held at The Hilton Pasadena, 168 South Los Robles Avenue, Pasadena, CA 91101, San Marino Room, Lobby Level on May 11, 2016 at 8:30 a.m. Pacific Daylight Time, and directions to the Annual Meeting are available by contacting Okapi Partners toll-free at 877-274-8654.

Shares represented by properly executed GOLD Proxy Cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the five Stockholder Nominees, “FOR” the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016, “FOR” the approval of the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan, as amended and “FOR” Mr. McCreight’s stockholder proposal to amend the Company’s Fourth Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, as described herein and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

The Board is currently composed of seven directors, six of whom are up for election at the Annual Meeting. According to the Company Statement, the Board has fixed the number of directors at six effective as of the Annual Meeting.  The Board size increased to seven directors subsequent to the deadline for the submission of director nominations by stockholders. This Proxy Statement is soliciting votes to elect only our five Stockholder Nominees. If elected, our five Stockholder Nominees would replace five of the Company’s directors and would constitute a majority of the Board.

The enclosed GOLD Proxy Card enables you only to vote for our Stockholder Nominees and does not confer voting power with respect to the Company’s nominees. You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company Statement. The Participants intend to vote all of their shares in favor of the Stockholder Nominees. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Stockholder Nominees are elected.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Company Statement, a quorum will be present at the Annual Meeting if at least a majority of the Company’s outstanding shares entitled to vote are represented at the meeting, either in person or by proxy. All votes will be tabulated by the inspector of elections appointed for the meeting by the Board, who will tabulate affirmative and negative votes, abstentions and broker non-votes. Votes for and against, “withhold” votes and abstentions will each be counted for determining the presence of a quorum.  Broker non-votes will be counted for determining the presence of a quorum if a routine matter is voted upon at the Annual Meeting.

Because this is a contested solicitation, and therefore not a “routine” matter, if a stockholder holds shares through a broker and does not instruct its broker on how to vote, a broker “non-vote” will occur. A broker non-vote is a proxy submitted by a broker that does not indicate a vote for some or all of the proposals because the broker does not have discretionary voting authority on certain types of proposals that are non-routine matters and has not received instructions from its customer regarding how to vote on a particular proposal.

VOTES REQUIRED FOR APPROVAL

Election of Directors (Proposal 1) — According to the Company Statement, in a contested election, the six nominees for director receiving the highest vote totals will be elected as directors of the Company. Abstentions, broker non-votes and “withhold” votes will not be counted as votes cast and will have no effect on the result of the vote on the election of directors.

Appointment of Ernst & Young (Proposal 2) — According to the Company Statement, stockholder ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accountants is not required by the Company’s Bylaws or otherwise.

Approval of Equity Incentive Plan (Proposal 3) — According to the Company Statement, the approval of the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan, as amended, requires the affirmative vote of holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposals. Abstentions will have the same effect as votes cast against the proposal. Broker non-votes will have no effect on the vote outcome.

Amendment to Bylaws (Proposal 4) — According to the Company Statement, our proposal to amend the Company’s Fourth Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders requires the affirmative vote of a majority in voting power of the issued and outstanding stock entitled to vote generally in the election of directors.  Abstentions and broker non-votes will have the same effect as voting against the proposal.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to the Company or Shawn H. McCreight, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036.

Although a revocation is effective if delivered to the Company, we request that either the original or xerox copies of all revocations be mailed to Shawn H. McCreight, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036 so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record of a majority of the outstanding shares on the Record Date. Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Stockholder Nominees.

If your shares are registered in your own name, please sign, date and mail the enclosed GOLD Proxy Card to Okapi Partners in the postage-paid envelope provided. If any of your shares are held in the name of a brokerage firm, bank, custodian or other institution, only the brokerage firm, bank, custodian or other institution can execute a Proxy Card for such shares and will do so only upon receipt of specific instructions from you. Accordingly, for those shares you own through a brokerage firm, bank, bank nominee or other institution, you must contact the person responsible for your account at the brokerage firm, bank, custodian or other institution and advise that person to execute and return the accompanying GOLD Proxy Card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Shawn H. McCreight, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Your Proxy Card is important, no matter how many or how few shares you own. Please complete, sign and return the enclosed GOLD Proxy Card as promptly as possible.

If you have any questions about executing or delivering your GOLD Proxy Card, need additional copies of the Participants’ proxy materials, or require assistance, please contact:

1212 Avenue of the Americas, 24th Floor

New York, N.Y. 10036

Stockholders Call Toll-Free at: 877-274-8654

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF THIS PROXY STATEMENT

This Proxy Statement, the GOLD Proxy Card and other materials we have filed in connection with this Proxy Statement are available at: www.okapivote.com/GUID.

LITIGATION

On March 18, 2016, the Company filed a complaint against Mr. McCreight in the Superior Court of the State of California for the County of Los Angeles. The complaint alleges that Mr. McCreight has breached his separation agreement with the Company by engaging in a proxy contest to remove the current Board, and seeks preliminary and permanent injunctions to prevent further breaches, liquidated damages of $10,000 for each of Mr. McCreight’s breaches of the separation agreement, pre-judgment and post-judgment interest as allowed by law, costs and fees incurred in connection therewith and such other relief as the court deems appropriate.

On March 18, 2016, the Company also filed a Demand for Arbitration with the American Arbitration Association against Mr. McCreight in connection with the allegations described above, seeking liquidated damages of $10,000 for each of Mr. McCreight’s breaches of the separation agreement, pre-judgment and post-judgment interest as allowed by law, costs and fees incurred in connection therewith and such other relief as the arbitrator deems appropriate.

Mr. McCreight disputes the allegations, believes they are without merit, and intends to contest them in both proceedings.

SOLICITATION OF REQUESTS; EXPENSES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Participants will bear the entire expense of preparing and mailing this Proxy Statement and any other soliciting material, including, without limitation, the costs, if any, related to advertising, printing, public relations, transportation, litigation and the fees of attorneys, financial advisors, solicitors and accountants. We may solicit Proxies by telephone, email, telegram, and personal solicitation, in addition to the mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of shares that such institutions hold.

We have retained Okapi Partners to provide solicitation and advisory services in connection with this solicitation. Okapi Partners will receive a fee not to exceed $           , together with reimbursement for its costs and expenses, and will be indemnified by us against certain liabilities and expenses relating to or arising out of Okapi Partners’ performance of the services relating to this Proxy Solicitation.

Okapi Partners will solicit proxies from individuals, brokers, banks, custodian and other institutional holders. It is anticipated that Okapi Partners will employ approximately 25 persons to solicit the Company’s stockholders as part of this solicitation. Okapi Partners does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $           (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation). Our total expenditures to date relating to these solicitations have been

approximately $           .

In addition, the Nominating Stockholder has agreed to compensate each Stockholder Nominee, except for the Nominating Stockholder, as follows: $10,000 if such Stockholder Nominee is not elected as a director at the Annual Meeting; and $40,000 if such Stockholder Nominee is elected as a director at the Annual Meeting.  The Nominating Stockholder also has agreed to pay Mr. McConnell an additional amount of up to $50,000 if a majority of the Company’s new board of directors is comprised of the Stockholder Nominees, or if the Nominating Stockholder achieves satisfactory settlement with the Company, subject to other terms and conditions as agreed.

We intend to seek reimbursement of these costs from the Company, including without limitation the aforementioned compensation, and fees and costs of counsel and other professional advisors. In the event that we seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

INFORMATION ON THE PARTICIPANTS

The Participants in the solicitation of proxies from stockholders of Guidance Software, Inc. are the following: (1) Shawn H. McCreight, a United States citizen (the “Nominating Stockholder”), (2) John P. Colbert, a United States citizen, (3) Jonathan R. Mather, a United States citizen, (4) Michael J. McConnell, a United States citizen and (5) Roberto Medrano, a United States citizen.  Messrs. McCreight, Colbert, Mather, McConnell and Medrano (collectively, the “Stockholder Nominees”) are the director nominees to the Board of Directors of Guidance Software, Inc., nominated by Mr. McCreight in the Nomination Letter dated February 10, 2016, as filed as Exhibit 1 to Schedule 13D as filed with the SEC by Shawn H. McCreight on February 11, 2016.

The principal business address of each of the Participants is c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

The Stockholder Nominees beneficially own:

(i)    Mr. McCreight is a Trustee of the McCreight Living Trust UA 31-Mar-06, which directly owns 9,086,384 shares of Common Stock representing 29.68% of all of the outstanding shares of the Company.

(ii)   Mr. McConnell directly owns 45,000 shares of Common Stock representing less than 1% of all of the outstanding shares of the Company.

Other than as set forth above, the Participants do not own any shares of the Company.  Collectively, the Participants own 9,131,384 shares, or 29.83% of the outstanding shares of the Company.

Each of the Stockholder Nominees disclaims any membership in any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). None of the Participants, other than Mr. McCreight and Mr. McConnell, directly or indirectly owns any shares, and each Participant disclaims beneficial ownership of any shares beneficially owned by any other Participant.  Mr. McCreight is a Trustee of the McCreight Living Trust UA 31-Mar-06, which directly owns 9,086,384 shares of Common Stock representing 29.68% of all of the outstanding shares of the Company, and may be deemed to be a beneficial owner of such shares.

The percentages set forth above are based on the 30,607,000 shares of the Company outstanding as of March 8, 2016, as reported by the Company in the Company Statement.

The principal business of each Stockholder Nominee is disclosed in the section titled “PROPOSAL 1 — ELECTION OF DIRECTORS” on page            .

Except for Mr. McCreight, who received $325,000 in salary and $9,000 in 401(K) matching contributions, in each case as an employee of the Company in 2015, none of the Stockholder Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K. In addition, on January 15, 2016, the Company entered into a separation agreement with Mr. McCreight in connection with his separation of employment from the Company, pursuant to which the Company paid Mr. McCreight a one-time severance payment of $325,000.

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Stockholder Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement; and (xii) none of the Stockholder Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Stockholder Nominees has ever served on the Company’s Board. Except as set forth in this Proxy Statement, there are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, except as set forth in this Proxy Statement (including the Annexes hereto), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws. No family relationships exist between any Stockholder Nominee and any director or executive officer of the Company.

CERTAIN INFORMATION REGARDING THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 1055 E. Colorado Boulevard, Pasadena, CA 91106-2375.

The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

Except as otherwise noted herein, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT ANNUAL MEETING

Proposals of stockholders intended to be presented at the annual meeting of stockholders to be held in 2017 must be received by the Company no later than the date which is 120 days prior to the first anniversary of the mailing date of the Company Statement, unless the date of the 2017 annual meeting of stockholders is more than 30 days before or after the one-year anniversary of the 2016 Annual Meeting, in order to be included in the Company’s proxy statement and form of proxy relating to that meeting. These proposals must comply with the requirements as to form and substance established by the SEC for such proposals in order to be included in the proxy statement. If the stockholder fails to give notice by this date, then the persons named as proxies in the proxies solicited by the Board for the 2017 annual meeting may exercise discretionary voting power regarding any such proposal.

The information set forth above regarding the procedures for submitting stockholder proposals and nominations for the election of directors for consideration at the 2017 annual meeting of stockholders is based solely on information contained in the Company Statement. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Participants that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GOLD PROXY CARD AS SOON AS POSSIBLE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN PROXY CARD WITH RESPECT TO YOUR SHARES. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions, need to request additional copies of the Participants’ proxy materials, or require any other assistance, please contact Okapi Partners, proxy solicitors for the Participants, at the following address and toll free telephone number:

1212 Avenue of the Americas, 24th Floor

New York, N.Y. 10036

Stockholders Call Toll-Free at: 877-274-8654

This Proxy Statement and GOLD Proxy Card are Available at:

www.okapivote.com/GUID

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR GOLD PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT. SUCH DISCLOSURES INCLUDE, AMONG OTHER THINGS:

•             INFORMATION REGARDING SECURITIES OF THE COMPANY BENEFICIALLY OWNED BY THE COMPANY’S DIRECTORS, NOMINEES AND MANAGEMENT;

•             CERTAIN BENEFICIAL OWNERSHIP OF MORE THAN 5% OF THE COMPANY’S VOTING SECURITIES;

•             CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS; AND

•             INFORMATION CONCERNING THE COMPENSATION OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THE COMPANY’S COMPENSATION DISCUSSION AND ANALYSIS.

ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY IT HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY US OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

SHAWN H. MCCREIGHT

JOHN P. COLBERT

JONATHAN R. MATHER

MICHAEL J. MCCONNELL

ROBERTO MEDRANO

March            , 2016

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF GUIDANCE SOFTWARE, INC.

DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. As of the date of hereof, all of the Participants that own of record or beneficially securities of the Company are listed below. The shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business.

Michael J. McConnell

Date	Purchase/Sale	Quantity	Price Per Share ($)
02/08/2016	Purchase	3,000	$3.43
02/08/2016	Purchase	1,000	$3.50
02/03/2016	Purchase	10,000	$3.65
02/03/2016	Purchase	8,000	$3.62
02/03/2016	Purchase	3,000	$4.00
02/03/2016	Purchase	2,000	$4.12
02/02/2016	Purchase	2,000	$4.04
02/02/2016	Purchase	1,000	$4.26
02/02/2016	Purchase	1,000	$4.29
02/01/2016	Purchase	2,000	$4.50
02/01/2016	Purchase	1,000	$4.50
01/29/2016	Purchase	5,000	$4.7998
01/29/2016	Purchase	3,000	$4.70
01/20/2016	Purchase	3,000	$4.8046

ANNEX II

SECURITY OWNERSHIP OF THE PARTICIPANTS

Security Ownership of the Participants

The following table sets forth information regarding the beneficial ownership of shares of the Company as of March 8, 2016, in each case including shares which such persons have the right to acquire within 60 days of such date, by:

•	each of the Participants; and

•	all of the Participants as a group.

	Number of Shares		Percent*
Shawn Hamill McCreight & Jennifer Lynn McCreight TR McCreight Living Trust UA 31-Mar-06	9,086,384	**	29.68%
Michael J. McConnell	45,000		***

*The percentages set forth in this response are based on 30,607,000 shares of the Company outstanding as of March 8, 2016, as reported by the Company in the Company Statement.

**Consists of 9,086,384 shares held by The McCreight Living Trust, of which Mr. McCreight and his spouse, Jennifer L. McCreight, are trustees. In their capacity as trustees, Mr. and Mrs. McCreight exercise all voting and investment power with respect to the shares owned by The McCreight Living Trust.  Does not include 156,986 shares held by the McCreight Irrevocable Trust for which Mr. Shawn H. McCreight and Jennifer L. McCreight have no voting or investment power.

***Less than 1%.

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of the Company you own, please give us your proxy FOR the election of the Stockholder Nominees by taking the following four steps:

•	COMPLETING the enclosed GOLD Proxy Card,

•	SIGNING the enclosed GOLD Proxy Card,

•	DATING the enclosed GOLD Proxy Card, and

•	MAILING the enclosed GOLD Proxy Card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a brokerage firm, bank, custodian or other institution, only it can vote such shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed Proxy Card for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

1212 Avenue of the Americas, 24th Floor

New York, N.Y. 10036

Stockholders Call Toll-Free at: 877-274-8654

This Proxy Statement and GOLD Proxy Card are Available at:

www.okapivote.com/GUID

PRELIMINARY COPY SUBJECT TO COMPLETION

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Please detach at perforation before mailing.

GOLD PROXY CARD	GUIDANCE SOFTWARE, INC. ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 11, 2016	GOLD PROXY CARD

THIS PROXY SOLICITATION IS BEING MADE BY SHAWN H. MCCREIGHT, JOHN P. COLBERT,
JONATHAN R. MATHER, MICHAEL J. MCCONNELL AND ROBERTO MEDRANO (COLLECTIVELY,
“STOCKHOLDER NOMINEES” OR “PARTICIPANTS”)

THE BOARD OF DIRECTORS OF GUIDANCE SOFTWARE, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoint(s) Shawn H. McCreight and Bruce H. Goldfarb as proxies, and hereby authorizes them to represent and to vote, as designated herein, all of the shares of common stock or unvested shares of restricted stock of Guidance Software, Inc. (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held in The San Marino Room, Lobby Level, at The Hilton Pasadena, 168 South Los Robles Avenue, Pasadena, CA 91106-2375 on May 11, 2016, at 8:30 a.m. Pacific Time, and at any adjournment or postponement thereof (the “Annual Meeting”).

The undersigned hereby revoke(s) any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock or unvested shares of restricted stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to us a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND UNLESS OTHERWISE DIRECTED, WILL BE VOTED “FOR ALL” THE NOMINEES NAMED IN PROPOSAL 1; “FOR” PROPOSAL 2; “FOR” PROPOSAL 3; AND “FOR” PROPOSAL 4.

Note: Please sign exactly as your name(s) appear(s) on this Proxy. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Signature and Title, if applicable

Signature (if held jointly)

Date

GOLD CARD

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Annual Stockholders Meeting to Be Held on May 11, 2016.

Shawn H. McCreight’s Proxy Statement and this GOLD Proxy Card are available at:

www.okapivote.com/GUID

Please detach at perforation before mailing.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example:

WE RECOMMEND A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1

To elect Shawn H. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano to serve as directors on the Board until the 2017 annual meeting of stockholders and until their respective successors are duly elected.

				FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT

	01. Shawn H. McCreight	02. John P. Colbert	03. Jonathan R. Mather	☐	☐	☐
	04. Michael J. McConnell	05. Roberto Medrano

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark the box “FOR ALL EXCEPT” and write the nominee’s number on the line provided below.

We intend to use this proxy to vote “FOR ALL” Nominees. There is no assurance than any of the Company’s nominees will serve as a director if any or all of our Nominees are elected to the Board.

WE RECOMMEND A VOTE “FOR” PROPOSALS 2, 3 AND 4 BELOW.

				FOR	AGAINST	ABSTAIN

2	To ratify the selection of Ernst & Young LLP as independent registered public accountants of the Company for the fiscal year ending December 31, 2016.			☐	☐	☐

3	To consider and vote upon the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan, as amended.			☐	☐	☐

4	To amend the Company’s Fourth Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders.			☐	☐	☐

PLEASE SIGN AND DATE ON THE REVERSE SIDE